January 30, 2015

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Response to comment letter dated January 28, 2015

Dear Mr. Cash:

We are in receipt of your comment letter dated January 28, 2015 and have the following responses:

Form 10-K for the Year Ended June 30, 2014

Report of Independent Registered Public Accounting Firm, page 18

1.	We note that you filed your Form 10-K for the year ended June 30, 2014 on October 14, 2014. However, the report of your independent registered public accounting firm is dated October 15, 2014. Since your auditor’s report could not be signed after the date it was filed, please amend your Form 10-K for the year ended June 30, 2014 to include a signed auditor’s report that has been dated on or before October 14, 2014. When you amend your filing, please be sure to also include currently dated management certifications, which refer to the Form 10-K/A

We respond:

We have filed an amendment to our Annual Report on Form 10-Q to revise the date of the auditor’s signature.

Exhibits 31.1 and 31.2

2.	Since you have conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308(a) of Regulation S-K in your Form 10-K for the year ended June 30, 2014, please amend your Form 10-K for the year ended June 30, 2014 to revise your certifications to include the complete introductory language of paragraph 4 as well as paragraph 4b of Item 601(b)(31) of Regulation S-K.

We respond:

Our exhibits 31.1 and 31.2 have been amended to include complete introductory language of paragraph 4 as well as paragraph 4b of Item 601(b)(31) of Regulation S-K.

Exhibits 32.1 and 32.2

3.	The certifications under Exhibits 32.1 and 32.2 in your Form 10-K for the year ended June 30, 2014 incorrectly refer to the year ended June 30, 2013. Please revise your Section 906 certifications to refer to the year ended June 30, 2014 in an amended Form 10-K.

We respond:

Exhibits 32.1 and 32.2 have been amended changing the date of the fiscal year end from June 30, 2013 to June 30, 2014.

Form 10-Q/A for the Period Ended September 30, 2014

General

4.	We note that you did not file Section 302 certifications with your Form 10-Q/A. SEC Release 33-8238, which became effective August 14, 2003, requires Section 302 certifications to be filed with any amendment to periodic reports. Please file an amendment to your Form 10-Q/A to include Section 302 certifications that conform to the format provided in Item 601(b)(31) of Regulation S-K. Please ensure that the certifications refer to the Form 10-Q/A and are currently dated.

We respond:

We have filed Section 302 certifications with our Form 10-Q/A.

We acknowledge:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John Adair John Adair Chairman and Chief Executive Officer	/s/ Jalal Alghani Jalal Alghani Director and Chief Financial Officer